                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K


   [X]    ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE
          SECURITIES EXCHANGE ACT OF 1934
          For the fiscal year ended December 31, 2001

OR

   [ ]    TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE
          SECURITIES EXCHANGE ACT OF 1934
          For the transition period from          to         .
                                         --------    --------


 COMMISSION FILE NUMBER         0-20348



   A. Full title of the plan and the address of the Plan, if different from that of the issuer named below:

         D & K HEALTHCARE RESOURCES, INC. 401 (K) PROFIT
         SHARING PLAN AND TRUST


   B. Name of the issuer of the securities held pursuant to the Plan and the address of its principal executive office:

         D & K HEALTHCARE RESOURCES, INC.
         8000 MARYLAND AVENUE, SUITE 920
         ST. LOUIS, MO 63105

                        D & K HEALTHCARE RESOURCES, INC.

                                    FORM 11-K


                              REQUIRED INFORMATION



         (a)      Financial Statements.

                  Filed as part of this Report on Form 11-K are the financial statements and the supplemental schedules thereto of the D & K Healthcare Resources, Inc. 401 (k) Profit Sharing Plan and Trust as required by Form 11-K together with the report thereon of KPMG LLP, independent public accountants, dated June 27, 2002.



         (b)      Exhibits.

                  Exhibit 23 -- Consent of Independent Public Accountants

                  NOTE: We have not been able to obtain, after reasonable efforts, the written consent from our former independent public accountant, Arthur Andersen LLP, to our incorporation by reference in the Registration Statement on Form S-8 (No. 333-24263) pertaining to the D&K Healthcare Resources, Inc. 401 (K) Profit Sharing Plan and Trust of their report dated May 25, 2001 with respect to the financial statements and the supplemental schedules of the D&K Healthcare Resources, Inc. 401 (K) Profit Sharing Plan and Trust included in this Annual Report on Form 11-K for the year ended December 31, 2000, as required by Section 7 of the Securities Act of 1933, as amended. Accordingly, you may be unable to recover amounts sought in any action against Arthur Andersen LLP, the former independent public accountant, pursuant to the Securities Act of 1933 and the regulations thereunder, and therefore any right of recovery may be limited as a result of the lack of that consent.

                        D & K HEALTHCARE RESOURCES, INC.

                                    FORM 11-K

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                                   D & K HEALTHCARE RESOURCES, INC. 401 (K)
                                   PROFIT SHARING PLAN AND TRUST


         Date:  June 27, 2002      By:   /s/  Martin D. Wilson
                                         --------------------------
                                         Martin D. Wilson, Trustee

                         D&K HEALTHCARE RESOURCES, INC.
                      401(k) PROFIT SHARING PLAN AND TRUST

                 Financial Statements and Supplemental Schedules

                           December 31, 2001 and 2000

                  (With Independent Auditors' Reports Thereon)

                          INDEPENDENT AUDITORS' REPORT


To the Trustee of the D&K Healthcare Resources, Inc.
401(k) Profit Sharing Plan and Trust:

We have audited the accompanying statement of net assets available for benefits of the D&K Healthcare Resources, Inc. 401(k) Profit Sharing Plan and Trust (the
Plan) as of December 31, 2001, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held (at end of year), reportable transactions, and non-exempt transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ KPMG LLP


St. Louis, Missouri
June 27, 2002

   THIS IS A COPY OF A REPORT PREVIOUSLY ISSUED BY ARTHUR ANDERSEN LLP AND

   HAS NOT BEEN REISSUED BY ARTHUR ANDERSEN LLP.


                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Trustee of the D&K Healthcare Resources, Inc.
401(k) Profit Sharing Plan and Trust:


We have audited the accompanying statements of net assets available for benefits of the D&K Healthcare Resources, Inc. 401(k) Profit Sharing Plan and Trust (the
Plan) as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits for the year ended December 31, 2000.
These financial statements and supplemental schedules referred to below are the responsibility of the Plan Administrator. Our responsibility is to express an opinion on these financial statements and supplemental schedules based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year), reportable transactions and nonexempt transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ Arthur Andersen LLP


St. Louis, Missouri,
  May 25, 2001

                         D&K HEALTHCARE RESOURCES, INC.
                      401(k) PROFIT SHARING PLAN AND TRUST

                 Statements of Net Assets Available for Benefits

                           December 31, 2001 and 2000

                                                        2001            2000
                                                     ----------       ----------
Assets:
   Investments, at fair value                        $5,227,232        3,240,612
   Participant contributions receivable                  38,165           38,545
   Employer contributions receivable                     46,583           49,982
                                                     ----------       ----------
         Total assets                                 5,311,980        3,329,139

Liabilities:
   Refunds for excess contributions                          --           46,919
                                                     ----------       ----------
         Net assets available for benefits           $5,311,980        3,282,220
                                                     ==========       ==========

See accompanying notes to financial statements.

                         D&K HEALTHCARE RESOURCES, INC.
                      401(k) PROFIT SHARING PLAN AND TRUST

           Statements of Changes in Net Assets Available for Benefits

                      Year ended December 31, 2001 and 2000

                                                                            2001             2000
                                                                         ----------       ----------
Additions:
   Participant contributions                                               $  625,151        574,209
   Employer contributions                                                     215,936        215,506
   Interest income                                                              5,435          6,958
   Net appreciation (depreciation) in the fair value of investments         1,396,615       (232,957)
                                                                           ----------      ---------
         Total additions                                                    2,243,137        563,716
                                                                           ----------      ---------

Deductions:
   Benefits paid to participants                                              212,659        311,352
   Administrative expenses                                                        718         12,975
                                                                           ----------      ---------
         Total deductions                                                     213,377        324,327
                                                                           ----------      ---------
         Increase in net assets available for benefits                      2,029,760        239,389

Net assets available for benefits at beginning of year                      3,282,220      3,042,831
                                                                           ----------      ---------
Net assets available for benefits at end of year                           $5,311,980      3,282,220
                                                                           ==========      =========

See accompanying notes to financial statements.

                         D&K HEALTHCARE RESOURCES, INC.
                      401(k) PROFIT SHARING PLAN AND TRUST

                          Notes to Financial Statements

                           December 31, 2001 and 2000



(1)      DESCRIPTION OF THE PLAN

         The following description of the D&K Healthcare Resources, Inc. 401(k) Profit Sharing Plan and Trust (the Plan) is provided for financial statement purposes only. Participants should refer to the Plan document for more complete information.

         (a)      GENERAL

                  The Plan is a defined contribution plan established by D&K Healthcare Resources, Inc. (D&K or the Company) under the provisions of Section 401(a) of the Internal Revenue Code
                  (IRC), which includes a qualified cash or deferred arrangement as described in Section 401(k) of the IRC, for the benefit of eligible employees of the Company. The Plan was established January 1, 1995, to offer the employees of the Company a means of saving funds, on a pretax basis, for retirement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974. Participation is voluntary.

                  Full-time employees are eligible to participate in the Plan upon reaching age 21 and completing 30 days of regular service.

                  The Plan is administered by executives of D&K, with additional administrative duties performed by Pension Associates of Wausau, Inc., a third-party plan administrator. The assets of the Plan are held in a trust by Nationwide Insurance Company (Nationwide).

         (b)      CONTRIBUTIONS

                  Plan participants may contribute up to 20% of their annual compensation, subject to certain limitations. Contributions may be made prior to federal and certain other income taxes pursuant to Section 401(k) of the IRC.

                  The Company contribution is discretionary and is currently equivalent to 50% of employees' contributions up to a maximum contribution based on 6% of eligible compensation and is invested in the D&K Common Stock Fund. In January 2002, the Company contribution to the Plan for the fourth quarter of 2001 was made in the form of 850 shares of D&K Healthcare Resources, Inc. common stock valued at $46,583.

         (c)      INVESTMENTS

                  Participants direct contributions into any of ten investment funds. Participants may change their investment elections quarterly. Employer contributions are invested only in the D&K Common Stock Fund. A description of each investment fund is provided below:

                  DREYFUS A BONDS PLUS

                  For investment of contributions in a fund which invests principally in debt obligations of corporations, the U.S. Government and its agencies and instrumentalities, and major U.S. banking institutions. At least 80% of the fund's portfolio is invested in bonds rated at least A by Moody's Investor Services, Inc. or Standard and Poor's Corporation. The fund seeks the maximum amount of current income to the extent consistent with the preservation of capital and maintenance of liquidity.


                                        4
                                                                     (Continued)

                         D&K HEALTHCARE RESOURCES, INC.
                      401(k) PROFIT SHARING PLAN AND TRUST

                          Notes to Financial Statements

                           December 31, 2001 and 2000



         FIDELITY ASSET MANAGER

         For investment of contributions in a fund which diversifies across stocks, bonds, short-term instruments and money market instruments, both in the United States and abroad. The fund has a neutral mix, which represents the way the fund's investments will generally be allocated over the long term. This mix will vary over short-term periods as fund management gradually adjusts the fund's holdings, within defined ranges, based on the current outlook for the different markets. Neutral mix: stocks 50% (can range from 30-70%), bonds 40% (can range from 20-60%), and short term/money market 10% (can range 0-50%). The fund seeks high total return with reduced risk over the long term.

         NEUBERGER & BERMAN GUARDIAN FUND

         For investment of contributions in a fund that invests in stocks of established, high quality companies considered to be undervalued in comparison to stocks of similar companies. The fund seeks capital appreciation and current income.

         AMERICAN CENTURY: TWENTIETH CENTURY ULTRA

         For investment of contributions in a fund that invests in the stocks of companies that demonstrate accelerating, sustainable earnings growth. The fund's management team evaluates companies based on earnings and revenue trends. The fund intends to remain fully invested in the stock market at all times. The fund seeks capital appreciation over time by investing primarily in the common stocks of medium- and large-sized companies that exhibit accelerating growth.

         OPPENHEIMER GLOBAL FUND A

         For investment of contributions in a fund that invests in foreign and U.S. markets using a disciplined theme approach. The fund identifies key worldwide trends in order to focus on areas that the fund management believes offers some of the best opportunities for long-term growth. These trends fall into three categories of change: technological change, demographic/geopolitical change, and changing resource need. The fund utilizes techniques such as hedging, borrowing money for investment in securities and short-term trading. The fund seeks capital appreciation and does not consider current income as an objective.

         WARBURG EMERGING GROWTH FUND

         For investment of contributions in a fund that invests in a portfolio of equity securities of domestic companies. The fund ordinarily will invest at least 65% of its total assets in common stocks or warrants of emerging growth companies that represent attractive opportunities for maximum capital appreciation. Emerging growth companies are small- or medium-sized companies that have passed their start-up phase and that show positive earnings and prospects of achieving significant profits and gains in a relatively short period of time. Emerging growth companies generally stand to benefit from new products or services, technological developments or changes in management, and other factors and include smaller companies experiencing unusual developments affecting their market value. The Emerging Growth Fund seeks maximum capital appreciation.



                                        5
                                                                     (Continued)

                         D&K HEALTHCARE RESOURCES, INC.
                      401(k) PROFIT SHARING PLAN AND TRUST

                          Notes to Financial Statements

                           December 31, 2001 and 2000



         VIRTUOSO GUARANTEED INTEREST FUND

         For investment of contributions in a guaranteed return contract with a quarterly interest rate that is indexed to the Treasury Note yield. The interest earned in this contract can change quarterly if the yield on the Treasury Note index changes. The assets invested in this contract are a part of the general assets of Nationwide. In 2001, the return on this fund was 3.85%.

         PERSONAL PORTFOLIO SERIES 3 - CONSERVATIVE INTERMEDIATE-TERM

         For investment of contributions in a fund which seeks to provide a balance between capital appreciation and capital preservation.

         PERSONAL PORTFOLIO SERIES 4 - INTERMEDIATE-TERM

         For investment of contributions in a fund which seeks to provide capital appreciation with some income.

         NATIONWIDE SMALL COMPANY FUND

         For investment of contributions primarily in equity securities of smaller companies with market capitalizations of less than $1 billion at the time of purchase.

         D&K COMMON STOCK FUND

         Company contributions to this fund are invested in the common stock of D&K. The fund may have cash on hand to meet current needs. Accounts are valued as of the last day of the plan year. This fund is not an investment option for employee contributions and the participants are not permitted to transfer funds in and out of this fund.

(d)      VESTING

         Participants are always 100% vested in the value of their contributions and the earnings thereon. Vesting of company contributions and the earnings thereon is determined based on participants' years of vesting service. Vesting service is any calendar year in which a participant was credited with one thousand hours. The vesting schedule is as follows:

                                                  PERCENTAGE
                  YEARS OF VESTING SERVICE          VESTED
                  ------------------------        -----------

                             0-1                       0%
                               2                      25%
                               3                      50%
                               4                      75%
                               5                     100%
               Death, disability, or retirement      100%



                                 6
                                                                     (Continued)

                         D&K HEALTHCARE RESOURCES, INC.
                      401(k) PROFIT SHARING PLAN AND TRUST

                          Notes to Financial Statements

                           December 31, 2001 and 2000



         (e)      PAYMENTS OF BENEFITS

                  Amounts in a participant's account and the vested portion of a participant's employer contributions are distributed upon retirement, death, disability, or other termination of employment. Distributions from the D&K Common Stock Fund are made in cash. Forfeitures of the nonvested amounts are used to reduce company discretionary contributions. Forfeitures of $13,113 and $10,626 reduced employer contributions for the years ended December 31, 2001 and 2000, respectively.

         (f)      LOANS TO EMPLOYEES

                  Participants of the Plan may borrow funds from their accounts up to $50,000 or 50% of their vested balances, whichever is less. Loans are repayable through payroll deductions over 1 to 5 years. The interest rate is determined by the prime rate on the day the loan is processed. At December 31, 2001, the range is 5.75-10.5%. The outstanding balance of loans to participants was $24,622 and $28,270 as of December 31, 2001 and 2000, respectively.

         (g)      PLAN MEMBER ACCOUNTS

                  Individual accounts are maintained for each plan participant to reflect the plan participant's share of the Plan's income, the Company's contribution, and the plan participant's contribution.

(2)      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         (a)      BASIS OF PRESENTATION

                  The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting, except for benefit payments to participants, which are recorded when paid, and present the assets available for plan benefits, and changes in these assets.

         (b)      USE OF ESTIMATES

                  The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported additions to and deductions from net assets available for benefits during the reporting period. Actual results could differ from those estimates.

         (c)      ADMINISTRATIVE EXPENSES

                  Substantially all administrative expenses are borne by the Plan.

         (d)      VALUATION OF INVESTMENTS

                  Investments in mutual funds and D&K stock are valued using publicly stated quotes as of the close of business on the last day of the plan year. All investments of the Plan are listed at unit value, as determined by Nationwide. Unit value is calculated as the appreciation/depreciation of each mutual

                                        7
                                                                     (Continued)

                         D&K HEALTHCARE RESOURCES, INC.
                      401(k) PROFIT SHARING PLAN AND TRUST

                          Notes to Financial Statements

                           December 31, 2001 and 2000



                  fund based on an original index of $1.00 per unit in relation to the net asset value per each fund's market listing.

                  The Plan's guaranteed interest fund is included in the financial statements at December 31, 2001, at contract value, which approximates market value as reported to the Plan by Nationwide. Contract value represents the deposits less withdrawals made under the contract plus interest earned through the end of the plan year. The guaranteed interest fund has an average yield approximating the guaranteed rate of return. The guaranteed interest fund has a quarterly interest guarantee which is based on the five-year U.S. Treasury Note yield, which was 4.38% at December 31, 2001. The interest earned in this fund can change quarterly if the yield on the five-year U.S. Treasury Note index changes. Interest is credited to each participant's account.

                  The Plan provides for investment in various investments and investment securities which, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Further, due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the statements of net assets available for benefits.

(3)      INVESTMENTS

         The following presents investments that represent 5% or more of the Plan's net assets:

                                                                   DECEMBER 31
                                                           ---------------------------
                                                              2001              2000
                                                           ----------         --------

         Fidelity Asset Manager                            $  471,584         391,742
         Neuberger & Berman Guardian Fund                     472,722         433,817
         American Century: Twentieth Century Ultra            855,790         948,414
         Oppenheimer Global Fund                              665,419         614,005
         D&K Common Stock Fund                              2,325,143*        498,818*

*Nonparticipant-directed

         During 2001, the Plan's investments (including realized and unrealized gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

                                                 APPRECIATION
                                                (DEPRECIATION)
                                                --------------

              Mutual Funds                       $  (285,895)
              Common Stock                         1,682,510
                                                 -----------

                                                 $ 1,396,615
                                                 -----------


                                        8
                                                                     (Continued)

                         D&K HEALTHCARE RESOURCES, INC.
                      401(k) PROFIT SHARING PLAN AND TRUST

                          Notes to Financial Statements

                           December 31, 2001 and 2000


(4)      NONPARTICIPANT-DIRECTED INVESTMENTS

         Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

                                                                          DECEMBER 31
                                                                  ----------------------------
                                                                     2001               2000
                                                                  -----------      -----------

         Net assets:
            Common stock and employer
               contributions receivable                           $ 2,371,799          548,799
                                                                  -----------      -----------

                                                                                    YEAR ENDED
                                                                                    DECEMBER 31,
                                                                                       2001
                                                                                    -----------

         Changes in net assets:
            Contributions                                                           $  215,936
            Net appreciation                                                         1,682,510
         Participation termination and withdrawal payments                             (75,205)
         Administrative expenses                                                          (241)
                                                                                    ----------
                                                                                    $1,823,000
                                                                                    ==========

(5)      TAX STATUS

         The Plan has not obtained a determination letter from the IRS, however, the Plan administrator and the Plan's counsel believe that the Plan is currently being operated in compliance with the applicable requirements of the IRC and was tax exempt through the year ended December 31, 2001.

(6)      DISTRIBUTION OF ASSETS UPON TERMINATION OF THE PLAN

         D&K reserves the right to terminate the Plan, in whole or in part, at any time. In the event of termination, all amounts credited to the participant accounts will become 100% vested. If the Plan is terminated at any time or contributions are completely discontinued and D&K determines that the Trust shall be terminated, all accounts shall be revalued as if the termination date were a valuation date and such accounts shall be distributed to participants. If the Plan is terminated or contributions completely discontinued but D&K determines that the Trust shall be continued pursuant to the terms of the trust agreement, no further contributions shall be made by participants or the Company, but the trust shall be administered as though the Plan were otherwise in effect.


                                        9
                                                                     (Continued)

                         D&K HEALTHCARE RESOURCES, INC.
                      401(k) PROFIT SHARING PLAN AND TRUST

                          Notes to Financial Statements

                           December 31, 2001 and 2000



(7)      RECONCILIATION TO FORM 5500

         For the year ended December 31, 2001, the Plan had approximately $16,512 of pending distributions to participants who elected either a withdrawal or final payment of their benefits from the Plan. These amounts are recorded as a liability in the Plan's Form 5500; however, these amounts are not recorded as a liability in accordance with generally accepted accounting principles.

         The following table reconciles net assets available for benefits per the financial statements to the Form 5500 as filed by D&K for the year ended December 31, 2001:

                                                                      PARTICIPANT
                                                                      TERMINATION
                                                      BENEFITS            AND             NET ASSETS
                                                     PAYABLE TO        WITHDRAWAL        AVAILABLE FOR
                                                    PARTICIPANTS        PAYMENTS           BENEFITS
                                                   --------------    --------------      ------------

Per financial statements                             $        0        $ 212,659          $5,311,980
Accrued benefit payments - December 31,
   2001                                                  16,512           16,512             (16,512)
Accrued benefit payments - December 31,
   2000                                                       0          (23,432)                  0
                                                     ----------        ---------          ----------
         Per Form 5500                               $   16,512        $ 205,739          $5,295,468
                                                     ==========        =========          ==========

                                                                      SCHEDULE I
                         D&K HEALTHCARE RESOURCES, INC.
                      401(k) PROFIT SHARING PLAN AND TRUST

         Schedule H, line 4i - Schedule of Assets Held (at end of year)

                                 December 31, 2001

                                                                                       FAIR
                                                                         COST          VALUE
                                                                     -----------    -----------
Dreyfus A Bonds Plus                                                                 $   99,754
Fidelity Asset Manager                                                                  471,584
Neuberger & Berman Guardian Fund                                                        472,722
American Century: Twentieth Century Ultra                                               855,790
Oppenheimer Global Fund A                                                               665,419
Warburg Emerging Growth Fund                                                            143,078
Virtuoso Guaranteed Interest Fund*                                                      109,192
Personal Portfolio 3 - Conservative Intermediate-Term                                     3,055
Personal Portfolio 4 - Intermediate-Term                                                  4,165
Nationwide Small Company Fund*                                                           52,708
Participant loans, 5.75% to 10.5%                                                        24,622
D&K Common Stock*                                                     $  480,325      2,325,143
                                                                                     ----------
                                                                                      5,227,232
                                                                                     ==========

*Represents a party-in-interest
   allowable under ERISA regulations.

See accompanying independent auditors' report.

                                                                     SCHEDULE II
                         D&K HEALTHCARE RESOURCES, INC.
                      401(k) PROFIT SHARING PLAN AND TRUST

           Schedule H, line 4j - Schedule of Reportable Transactions

                          Year ended December 31, 2001

                                 PURCHASES                                  SALES
                       ---------------------------  ----------------------------------------------------------
                        NO. OF TRANS.      COST      NO. OF TRANS.      COST      SALES PRICE     GAIN/(LOSS)
                       ---------------  ----------  ---------------  ----------  -------------  --------------
D&K Common Stock*             8         $  194,826         7         $   40,528      47,248        6,720

(a) Represents transactions or a series of transactions in excess of 5% of the fair value of plan assets at the beginning of the year.

*Represents a party-in-interest allowable under ERISA regulations.


See accompanying independent auditors' report.

                                                                    SCHEDULE III
                         D&K HEALTHCARE RESOURCES, INC.
                      401(k) PROFIT SHARING PLAN AND TRUST

                 Schedule G, Part III - Non-Exempt Transactions

                          Year ended December 31, 2001


(a)      Identity of party involved             D&K Healthcare Resources, Inc

(b)      Relationship to plan, employer
         or other party-in-interest:            Plan Sponsor

(c)      Description of transactions            Due to unintentional delays by the Plan Sponsor, the Plan Sponsor held
         including maturity date, rate of       employee contributions from the January payroll cycle. These contributions were
         interest, collateral, par or           not contributed to the Plan until February 16, 2001. Total contributions for this
         maturity value:                        payroll cycle amounted to $55,153, including $-0- of employer contributions.
                                                The Plan Sponsor will pay the excise taxes on the prohibited transaction and the estimated lost earnings on these employee contributions as a contribution in 2002.
                                                The Plan believes the amounts for excise taxes an estimated lost earnings are immaterial in nature.

(d)      Purchase price:                        N/A

(e)      Selling price:                         N/A

(f)      Lease rental:                          N/A

(g)      Expenses incurred in connection
         with transaction:                      0

(h)      Cost of asset:                         N/A

(i)      Current value of asset:                Unknown

(j)      Net gain (loss) on each transaction    N/A


                 See accompanying independent auditors' report